                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1997


                                       or


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from _____ to _____


                        Commission File Number: _________



A.  FULL TITLE OF THE PLAN:

    CCC INFORMATION SERVICES INC. 401(K) RETIREMENT SAVINGS & INVESTMENT PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF IT PRINCIPAL EXECUTIVE OFFICES:

    CCC INFORMATION SERVICES GROUP INC.
    World Trade Center Chicago
    444 Merchandise Mart
    Chicago, Illinois 60654-1005

                          CCC INFORMATION SERVICES INC.
                          (A Wholly-Owned Subsidiary of
                      CCC Information Services Group Inc.)

                          401(k) RETIREMENT SAVINGS AND
                                 INVESTMENT PLAN
                            FINANCIAL STATEMENTS AND
                             ADDITIONAL INFORMATION
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                          CCC INFORMATION SERVICES INC.
       (A Wholly-Owned Subsidiary of CCC Information Services Group Inc.)

                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN
                 FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION


                                TABLE OF CONTENTS

                                                                                Page(s)
                                                                                -------
Report of Independent Accountants                                                   1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits, with
    Fund Information - December 31, 1997 and 1996                                  2-3

  Statements of Changes in Net Assets Available for Plan Benefits,
    with Fund Information - Years Ended December 31, 1997 and 1996                 4-5

  Notes to Financial Statements                                                    6-9

Additional Information:

  Schedule of Assets Held for Investment Purposes - December 31, 1997           Schedule I

  Schedule of Reportable Transactions - Year Ended December 31, 1997            Schedule II

                        REPORT OF INDEPENDENT ACCOUNTANTS


October 12, 1998



To the Participants and Administrator of CCC Information Services Inc.
401(k) Retirement Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the CCC Information Services Inc. 401(k) Retirement Savings and Investment Plan (Plan) at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Management. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Chicago, Illinois

                          CCC INFORMATION SERVICES INC.
       (A wholly owned subsidiary of CCC Information Services Group Inc.)

                   401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                                                            Fund Information
                                   --------------------------------------------------------------------------------------------
                                                                               Warburg                                Fidelity
                                                   Fidelity                     Pincus        Kemper                  Spartan
                                       The         Blue Chip      Kemper       Growth &        Total       Fidelity    Money
                                     Kaufman        Growth        Growth        Income         Return       Puritan    Market
                                    Fund, Inc.       Fund        Fund - A        Fund         Fund - A       Fund       Fund
                                   -----------    -----------   -----------   -----------    ---------    ---------   ---------
Investments at fair market value   $ 3,009,420    $ 3,166,525   $ 1,668,491   $ 1,053,156    $ 542,138    $ 842,156   $ 249,688
Principal loan balance                       -              -             -             -            -            -           -
Contribution receivable
   Employee                             24,780         24,365         7,124         7,360        2,195        7,109       1,516
   Employer                              2,549          2,287           913           747          375          530         325
                                   -----------    -----------   -----------   -----------    ---------    ---------   ---------
Net assets available for
   plan benefits                   $ 3,036,749    $ 3,193,177   $ 1,676,528   $ 1,061,263    $ 544,708    $ 849,795   $ 251,529
                                   -----------    -----------   -----------   -----------    ---------    ---------   ---------
                                   -----------    -----------   -----------   -----------    ---------    ---------   ---------

                                                                           Fund Information
                                  -------------------------------------------------------------------------------------------------
                                               Warburg                     Kemper      Kemper
                                                Pincus                     Income        U.S.        CCC
                                   Berwyn    International   Kemper      and Capital  Government  Info. Svs. Principal
                                    Income      Equity    International Preservation  Securities  Group Inc.   Loan
                                  Fund, Inc.     Fund       Fund - A      Fund - A    Fund - A      Stock     Balance       Total
                                  ----------  ----------  ------------- ----------- ------------  ---------- ---------- -----------
Investments at fair market value  $ 377,228   $ 312,923     $ 314,611    $ 141,993    $ 184,383   $ 396,699  $       -  $12,259,411
Principal loan balance                    -           -             -            -            -           -    170,089      170,089
Contribution receivable
   Employee                           3,079       3,535         2,230        1,208        1,064       4,118     (2,991)      86,692
   Employer                             257         389           205          235          134         678          -        9,624
                                  ---------   ---------     ---------    ---------    ---------   ---------  ---------  -----------
Net assets available for
   plan benefits                  $ 380,564   $ 316,847     $ 317,046    $ 143,436    $ 185,581   $ 401,495  $ 167,098  $12,525,816
                                  ---------   ---------     ---------    ---------    ---------   ---------  ---------  -----------
                                  ---------   ---------     ---------    ---------    ---------   ---------  ---------  -----------

         The accompanying notes are an integral part of this statement.

                          CCC INFORMATION SERVICES INC.
       (A wholly owned subsidiary of CCC Information Services Group Inc.)

                   401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996

                                                                                 Fund Information
                                     ----------------------------------------------------------------------------------------------
                                                                               Warburg                         Fidelity
                                                   Fidelity                     Pincus   Kemper                 Spartan
                                        The        Blue Chip      Kemper       Growth &   Total     Fidelity     Money     Berwyn
                                      Kaufman       Growth        Growth        Income    Return     Puritan     Market    Income
                                     Fund, Inc.      Fund        Fund - A        Fund    Fund - A     Fund       Fund    Fund, Inc.
                                    -----------   -----------   -----------   ---------  ---------  ---------  --------- ----------
Investments at fair market value    $ 2,014,269   $ 1,782,188   $ 1,644,604   $ 717,471  $ 576,772  $ 480,762  $ 454,183  $ 304,389
Principal loan balance                        -             -             -           -          -          -          -          -
Contribution receivable
   Employee                              15,428        15,115         7,468       6,760      2,646      4,011      2,304      2,183
   Employer                               2,273         1,703         1,289         668        587        493        342        373
                                    -----------   -----------   -----------   ---------  ---------  ---------  ---------  ---------
   Total assets                     $ 2,031,970   $ 1,799,006   $ 1,653,361   $ 724,899  $ 580,005  $ 485,266  $ 456,829  $ 306,945
                                    -----------   -----------   -----------   ---------  ---------  ---------  ---------  ---------
                                    -----------   -----------   -----------   ---------  ---------  ---------  ---------  ---------

Amounts due participants

Net assets available for
  plan benefits

                                                                          Fund Information
                                   ---------------------------------------------------------------------------------------------
                                     Warburg                        Kemper       Kemper
                                      Pincus                        Income         U.S.
                                   International     Kemper      and Capital    Government     Principal
                                      Equity      International  Preservation   Securities       Loan
                                       Fund          Fund - A      Fund - A      Fund - A       Balance     Other     Total
                                   ------------   -------------  ------------   -----------   -----------  ------- --------------
Investments at fair market value   $ 291,759       $ 229,568      $ 192,639      $ 172,447    $       -    $     -   $ 8,861,051
Principal loan balance                     -               -              -              -      144,274          -       144,274
Contribution receivable
   Employee                            2,553           1,914            879          1,233       (2,343)         -        60,151
   Employer                              222             199            165            152            -          -         8,466
                                   ---------       ---------      ---------      ---------    ---------    --------  -----------
   Total assets                    $ 294,534       $ 231,681      $ 193,683      $ 173,832    $ 141,931           -    9,073,942
                                   ---------       ---------      ---------      ---------    ---------
                                   ---------       ---------      ---------      ---------    ---------
Amounts due participants                                                                                    (58,372)     (58,372)
                                                                                                           --------  -----------
Net assets available for
  plan benefits                                                                                            $(58,372) $ 9,015,570
                                                                                                           --------  -----------
                                                                                                           --------  -----------

         The accompanying notes are an integral part of this statement.

                          CCC INFORMATION SERVICES INC.
       (A wholly owned subsidiary of CCC Information Services Group Inc.)

                    401(k) RETIREMENT SAVINGS INVESTMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                                                            Fund Information
                                        ---------------------------------------------------------------------------------------
                                                                                   Warburg                           Fidelity
                                                       Fidelity                     Pincus     Kemper                Spartan
                                            The        Blue Chip      Kemper       Growth &     Total     Fidelity    Money
                                          Kaufman       Growth        Growth        Income      Return     Puritan    Market
                                         Fund, Inc.      Fund        Fund - A        Fund      Fund - A     Fund       Fund
                                        -----------  ------------  ------------  ------------  ---------  ---------   ---------
Source of net assets:
Contributions
   Employee                             $   710,907 $    627,834  $    210,152  $    190,114  $  70,904  $153,565  $    63,197
   Employer                                 141,167      127,986        53,238        40,561     19,607    33,779       13,985
Loan Repayments                              17,023       18,369         7,441         4,658      2,698     5,919        2,207
Interest and dividend                        92,191      148,800       228,047       168,180     86,320    62,562       15,162
Interest on participant loans                     -            -             -             -          -         -            -
Net appreciation (depreciation)
  in fair value of investments              236,603      445,228          (640)       72,917     (1,262)   65,194            -
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------
   Total sources                          1,197,891    1,368,217       498,238       476,430    178,267   321,019       94,551
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------
Application of net assets:
   Withdrawals                             (205,484)    (257,586)     (108,844)     (147,754)   (53,504)  (47,157)    (242,277)
   Loans to participants                    (16,095)     (21,718)      (18,445)       (4,111)    (7,493)   (3,496)     (11,896)
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------
   Total applications                      (221,579)    (279,304)     (127,289)     (151,865)   (60,997)  (50,653)    (254,173)
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------

Interfund transfers, net                     28,467      305,258      (347,782)       11,799   (152,567)   94,163      (45,678)
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------
Increase (decrease) in net assets
 during the year                          1,004,779    1,394,171        23,167       336,364    (35,297)  364,529     (205,300)
Net assets available for plan benefits:
   Beginning of the year                  2,031,970    1,799,006     1,653,361       724,899    580,005   485,266      456,829
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------
   End of the year                      $ 3,036,749 $  3,193,177  $  1,676,528  $  1,061,263 $  544,708  $849,795 $    251,529
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------
                                        -----------  -----------  ------------  ------------  ---------  --------  -----------
                                                                          Fund Information
                                        ------------------------------------------------------------------------------
                                                        Warburg                      Kemper      Kemper
                                                         Pincus                      Income        U.S.        CCC
                                          Berwyn     International     Kemper      and Capital  Government  Info. Svs.
                                          Income         Equity     International Preservation  Securities  Group Inc.
                                         Fund, Inc.       Fund        Fund - A      Fund - A     Fund - A     Stock
                                        -----------  -------------  ------------- -----------  ------------ ----------
Source of net assets:
Contributions

   Employee                             $    76,739 $     85,657      $ 60,969    $   25,936    $ 25,451    $ 70,207
   Employer                                  18,752       18,083        12,427         7,273       7,838      16,491
Loan Repayments                               1,104        3,783           592           840         895       1,304
Interest and dividend                        38,529       44,330        15,210         9,382      11,428           -
Interest on participant loans                     -           -             -              -           -           -
Net appreciation (depreciation)
  in fair value of investments                2,516      (62,222)        2,603         1,384       2,029      94,607
                                        -----------  -----------    ----------    ----------    --------    --------
   Total sources                            137,640       89,631        91,801        44,815      47,641     182,609
                                        -----------  -----------    ----------    ----------    --------    --------

Application of net assets:
   Withdrawals                              (21,795)     (36,836)      (35,835)      (25,681)    (20,313)     (1,393)
   Loans to participants                     (6,518)      (2,629)       (1,163)       (2,933)     (1,087)          -
                                        -----------  -----------    ----------    ----------    --------    --------
   Total applications                       (28,313)     (39,465)      (36,998)      (28,614)    (21,400)     (1,393)
                                        -----------  -----------    ----------    ----------    --------    --------

Interfund transfers, net                    (35,708)     (27,853)       30,562       (66,448)    (14,492)    220,279
                                        -----------  -----------    ----------    ----------    --------    --------
Increase (decrease) in net assets
 during the year                             73,619       22,313        85,365       (50,247)     11,749     401,495
Net assets available for plan benefits:
   Beginning of the year                    306,945      294,534       231,681       193,683     173,832           -
                                        -----------  -----------    ----------    ----------    --------    --------
   End of the year                      $   380,564 $    316,847      $317,046    $  143,436    $185,581    $401,495
                                        -----------  -----------    ----------    ----------    --------    --------
                                        -----------  -----------    ----------    ----------    --------    --------

                                                   Fund Information
                                        --------------------------------------


                                         Principal
                                           Loan
                                          Balance      Other          Total
                                        ----------- ------------  ------------
Source of net assets:
Contributions
   Employee                             $         - $          -  $  2,371,632
   Employer                                       -            -       511,187
Loan Repayments                             (66,833)           -             -
Interest and dividend                             -            -       920,141
Interest on participant loans                13,036            -        13,036
Net appreciation (depreciation)
  in fair value of investments                    -            -       858,957
                                        ----------- ------------  ------------
   Total sources                            (53,797)           -     4,674,953
                                        ----------- ------------  ------------

Application of net assets:
   Withdrawals                              (18,620)      58,372    (1,164,707)
   Loans to participants                     97,584            -             -
                                        ----------- ------------  ------------
   Total applications                        78,964       58,372    (1,164,707)
                                        ----------- ------------  ------------

Interfund transfers, net                          -            -             -
                                        ----------- ------------  ------------
Increase (decrease) in net assets
 during the year                             25,167       58,372     3,510,246
Net assets available for plan benefits:
   Beginning of the year                    141,931      (58,372)    9,015,570
                                        ----------- ------------  ------------
   End of the year                      $   167,098 $          -  $ 12,525,816
                                        ----------- ------------  ------------
                                        ----------- ------------  ------------

         The accompanying notes are an integral part of this statement.

                          CCC INFORMATION SERVICES INC.
       (A wholly owned subsidiary of CCC Information Services Group Inc.)

                   401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996


                                                                            Fund Information
                                        --------------------------------------------------------------------------------------
                                                                                   Warburg                           Fidelity
                                                       Fidelity                     Pincus     Kemper                 Spartan
                                            The        Blue Chip      Kemper       Growth &     Total     Fidelity     Money
                                          Kaufman       Growth        Growth        Income      Return     Puritan    Market
                                         Fund, Inc.      Fund        Fund - A        Fund      Fund - A     Fund       Fund
                                        -----------  ------------  ------------  ------------  ---------  ---------  ---------
Source of net assets:
Contributions
   Employee                             $   546,435  $   551,461   $   264,349   $   272,801   $  85,120  $ 105,885  $ 101,165
   Employer                                  86,504       93,053        46,872        43,668      18,868     21,969     14,742
Loan repayments                              12,831       15,853         6,053         4,204       2,317      5,346      4,360
Interest and dividends                       94,128      117,572       371,794         2,575      81,884     51,653     21,152
Interest from participant loans                   -            -             -             -           -          -          -
Net appreciation (depreciation)
  in fair value of investments              166,081       98,988      (155,085)      (15,237)      1,077      6,750          -
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------

   Total sources                            905,979      876,927       533,983       308,011     189,266    191,603    141,419
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------

Application of net assets:
   Withdrawals                             (139,740)    (105,947)     (179,493)      (53,995)    (89,564)   (52,269)  (229,306)
   Loans to participants                    (30,681)     (26,135)      (19,534)       (6,291)     (4,208)    (8,899)    (1,808)
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------

   Total applications                      (170,421)    (132,082)     (199,027)      (60,286)    (93,772)   (61,168)  (231,114)
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------

Interfund transfers, net                    316,811      (53,230)      (36,880)      (98,887)    (50,082)    31,193    (12,085)
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------
Increase (decrease) in net assets
 during the year                          1,052,369      691,615       298,076       148,838      45,412    161,628   (101,780)
Net assets available for plan benefits:
   Beginning of the year                    979,601    1,107,391     1,355,285       576,061     534,593    323,638    558,609
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------
   End of year                          $ 2,031,970  $ 1,799,006   $ 1,653,361   $   724,899   $ 580,005  $ 485,266  $ 456,829
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------
                                        -----------  -----------   -----------   -----------   ---------  ---------  ---------


                                                                   Fund Information
                                        -------------------------------------------------------------------
                                                        Warburg                      Kemper      Kemper
                                                         Pincus                      Income        U.S.
                                          Berwyn     International     Kemper      and Capital  Government
                                          Income         Equity     International Preservation  Securities
                                         Fund, Inc.       Fund        Fund - A      Fund - A     Fund - A
                                        -----------  -------------  ------------- -----------  ------------
Source of net assets:
Contributions
   Employee                             $    70,423  $   103,721      $    44,616 $    33,779  $    34,905
   Employer                                  13,788       14,290            9,474       7,506        8,537
Loan repayments                               1,039        2,421              716         545          995
Interest and dividends                       27,130       11,677           14,486      12,632       13,945
Interest from participant loans                   -            -                -           -            -
Net appreciation (depreciation)
  in fair value of investments                8,776       13,930           15,569      (9,898)      (8,819)
                                        -----------  -----------      ----------- -----------  -----------

   Total sources                            121,156      146,039           84,861      44,564       49,563
                                        -----------  -----------      ----------- -----------  -----------

Application of net assets:
   Withdrawals                              (30,480)     (27,501)         (31,013)    (14,367)     (32,160)
   Loans to participants                       (421)      (7,266)          (1,789)     (3,087)      (1,626)
                                        -----------  -----------      ----------- -----------  -----------

   Total applications                       (30,901)     (34,767)         (32,802)    (17,454)     (33,786)
                                        -----------  -----------      ----------- -----------  -----------

Interfund transfers, net                    (28,612)     (17,582)          26,406     (31,180)     (45,872)
                                        -----------  -----------      ----------- -----------  -----------
Increase (decrease) in net assets
 during the year                             61,643       93,690           78,465      (4,070)     (30,095)
Net assets available for plan benefits:
   Beginning of the year                    245,302      200,844          153,216     197,753      203,927
                                        -----------  -----------      ----------- -----------  -----------
   End of year                          $   306,945  $   294,534      $   231,681 $   193,683  $   173,832
                                        -----------  -----------      ----------- -----------  -----------
                                        -----------  -----------      ----------- -----------  -----------

                                                    Fund Information
                                        ---------------------------------------


                                         Principal
                                           Loan
                                          Balance       Other          Total
                                        -----------  ------------  ------------
Source of net assets:
Contributions
   Employee                             $         -  $         -   $ 2,214,660
   Employer                                       -            -       379,271
Loan repayments                             (56,680)           -             -
Interest and dividends                            -            -       820,628
Interest from participant loans              10,849            -        10,849
Net appreciation (depreciation)
  in fair value of investments                    -            -       122,132
                                        -----------  -----------   -----------
   Total sources                            (45,831)           -     3,547,540
                                        -----------  -----------   -----------

Application of net assets:
   Withdrawals                              (14,842)        (384)   (1,001,061)
   Loans to participants                    111,745            -             -
                                        -----------  -----------   -----------

   Total applications                        96,903         (384)   (1,001,061)
                                        -----------  -----------   -----------

Interfund transfers, net                          -            -             -
                                        -----------  -----------   -----------
Increase (decrease) in net assets
 during the year                             51,072         (384)    2,546,479
Net assets available for plan benefits:
   Beginning of the year                     90,859      (57,988)  $ 6,469,091
                                        -----------  -----------   -----------
   End of year                          $   141,931  ($   58,372)  $ 9,015,570
                                        -----------  -----------   -----------
                                        -----------  -----------   -----------

         The accompanying notes are an integral part of this statement

                          CCC INFORMATION SERVICES INC.
              (A Subsidiary of CCC Information Services Group Inc.)

                   401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
The CCC Information Services Inc. (Company) 401(k) Retirement Savings & Investment Plan (Plan) is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (IRC). The Plan is designed to provide retirement benefits for all employees of the Company. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

TRUSTEE
The Company has appointed an officer of the Company as trustee for the Plan.

THIRD PARTY ADMINISTRATOR AND CUSTODIAN
The Benefit Center, Inc. and Fidelity Funds Network perform third party administrator and custodial duties, respectively.

PARTICIPATION AND VESTING
Employees who have completed at least six months of service and attained the age of 20 are eligible to participate in the Plan. Participants are 100% vested in their account balances, including employer contributions.

CONTRIBUTIONS
Plan participants may contribute annually an amount ranging between 1% and 14% of eligible compensation into any of the Plan's established Investment Funds, as specified in the Plan agreement. All participant contributions are subject to limitations set forth in the IRC and the regulations promulgated thereunder. The Company match of 33% of participant contributions was increased to 50%, effective April 1, 1997 and is limited to an annual maximum of $1,000 per participant.

INVESTMENT FUNDS
 1.  THE KAUFMANN FUND, INC.
     Funds are invested in shares of a registered investment company that invests in common stocks, convertible preferred stocks and bonds, including convertible bonds. The fund may also invest, subject to specific percentage limitations, in warrants, options, restricted securities, the securities of foreign issuers and in the securities of other investment companies. The fund may also, subject to specific percentage limitations, engage in short selling and in leveraging.

 2.  FIDELITY BLUE CHIP GROWTH FUND
     Funds are invested in shares of a registered investment company that invests in common stocks of well-known and established companies.

 3.  KEMPER GROWTH FUND - A
     Funds are invested in shares of a registered investment company that invests in common stocks of companies with above average growth prospects, but may also be invested in convertible securities such as bonds and preferred stock.

 4.  WARBURG PINCUS GROWTH & INCOME FUND
     Funds are invested in shares of a registered investment company that invests in equity securities, including common stock, securities that are convertible into common stock and readily marketable securities, such as rights and warrants, which derive their value from common stock.

 5.  KEMPER TOTAL RETURN FUND - A
     Funds are invested in shares of a registered investment company that invests in bonds, debt securities, preferred stocks and equity securities seeking a combination of income and capital appreciation.

 6.  FIDELITY PURITAN FUND
     Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of high-yielding securities, such as common stocks, preferred stocks, and bonds.

 7.  FIDELITY SPARTAN MONEY MARKET FUND
     Funds are invested in shares of a registered investment company that invests in high-quality, short-term money market securities of all types.

 8.  BERWYN INCOME FUND, INC.
     Funds are invested in shares of a registered investment company that invests in fixed income corporate debt securities, preferred stocks, securities issued or guaranteed by the U.S. Government, and common stocks paying cash dividends. The fixed income corporate debt securities in which the fund will invest will be bonds, debentures and corporate notes.

 9.  WARBURG PINCUS INTERNATIONAL EQUITY FUND
     Funds are invested in shares of a registered investment company that invests in equity securities of companies that have their principal business activities and interests outside the United States.

10.  KEMPER INTERNATIONAL FUND - A
     Funds are invested in shares of a registered investment company that invests in an internationally diversified portfolio of equity securities, principally non-U.S. issuers.

11.  KEMPER INCOME AND CAPITAL PRESERVATION FUND - A
     Funds are invested in shares of a registered investment company that invests in investment grade debt securities.

12.  KEMPER UNITED STATES (U.S.) GOVERNMENT SECURITIES FUND - A
     Funds are invested in shares of a registered investment company that invests in obligations issued or guaranteed by the U.S. Government or its agencies.

13.  CCC INFORMATION SERVICES GROUP INC. STOCK
     Funds are invested in the common stock of CCC Information Services Group Inc. (CCCISG). Participants are able to invest up to 25% of their total contribution in CCCISG stock.

Enrollment in the Plan and changes in the amount of participant contributions were initially effective on a quarterly basis, starting January 1. Effective May 1, 1997 these changes take effect only on February 1, May 1, August 1 or November 1. Participants may change the allocation of their contributions at any time.

LOANS
The Plan provides for loans to participants in hardship situations and for the purchases of their primary residence. The loan repayment terms and interest rates are approved by the Plan Trustee. These loans reduce participant investments in their respective selected Investment Funds. Principal and interest are paid ratably through monthly payroll deductions.

WITHDRAWALS
The Plan provides that a participant may receive a distribution only in the following circumstances: (1) the participant attains age 70-1/2, (2) the participant retires, (3) the participant separates from the Company, (4) the participant dies, (5) the participant becomes disabled, (6) the participant encounters a financial hardship as specified in the Plan, or (7) there is a Qualified Domestic Relations Order issued by a court against the participant.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in assets, liabilities and changes therein. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME
The Plan's investments are stated at fair value. Shares of registered investments companies, as well as the CCCISG stock are valued at quoted market prices. Participant loans are valued at face value, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Certain accounts have been reclassified for the year ended December 31, 1996 to conform with the current year financial statement presentation.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

EXPENSES OF THE PLAN
The Company has paid expenses incurred by the Plan Administrator or Trustee in the administration of the Plan. The Company may elect, at any time, to charge Plan administration expenses to the Plan.


NOTE 3 - DUE TO PARTICIPANTS

EXCESS CONTRIBUTIONS
Amounts due participants presented in the Statement of Net Assets Available for Plan Benefits as of December 31, 1996 consisted of excess contribution amounts to be refunded to participants, as a result of discrimination testing set forth in the IRC. For the year ended December 31, 1997, no excess contributions were refundable to participants at year-end.

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, the Plan's assets will be distributed to participants in accordance with the Plan's provisions.

NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable at year-end are not presented as a liability in the Statement of Net Assets or included in benefit payments in the Statement of Changes in Net Assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payments obligations existing at December 31, 1997 and 1996 were $0 and $115,446 respectively.

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:


                                                                                  December 31,
                                                                            1997                 1996
                                                                        -----------          -----------
Net assets available for benefits per the financial statements          $12,525,816          $ 9,015,570
Amounts allocated to withdrawing participants                                     -             (115,446)
                                                                        -----------          -----------
Net assets available for benefits per the Form 5500                     $12,525,816          $ 8,900,124
                                                                        -----------          -----------
                                                                        -----------          -----------

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Year ended
                                                           December 31, 1997
                                                           -----------------
Benefits paid per the financial statements                    $ 1,164,707
Add:  Amounts allocated to withdrawing participants
  at December 31, 1997                                                  -
Less:  Amounts allocated to withdrawing participants
  at December 31, 1996                                           (115,446)
                                                              -----------
Benefits paid to participants per the Form 5500               $ 1,049,261
                                                              -----------
                                                              -----------

NOTE 6 - TAX STATUS

Prior to August 1, 1995 the Plan was a standardized prototype plan and, thus, the Plan relied on the Internal Revenue Service (IRS) opinion letter issued to the sponsor of the prototype plan. Effective August 1, 1995, the Plan was restated as an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 1997, that the Plan are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently be operated in compliance with the applicable requirements of the IRC. Consequently, no provision for income taxes has been made in the accompanying financial statements.

                                                                      SCHEDULE I

                          CCC INFORMATION SERVICES INC.
       (A wholly owned subsidiary of CCC Information Services Group Inc.)

                   401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997

     Identity of Issue, Borrower,                   Description of                            Current
     Lessor, or Similar Party                        Investments               Cost            Value
     ---------------------------                    --------------         -----------      -----------
     472,436 Shares of The Kaufman
      Fund, Inc.                                     Mutual Fund           $ 2,659,993      $ 3,009,420

*1   80,246 Shares of Fidelity Blue
      Chip Growth Fund                               Mutual Fund             2,742,719        3,166,525

     127,463 Shares of Kemper
      Growth Fund - A                                Mutual Fund             1,827,965        1,668,491

     63,905 Shares of Warburg Pincus
      Growth & Income Fund                           Mutual Fund             1,038,045        1,053,156

     53,677 Shares of Kemper
      Total Return Fund - A                          Mutual Fund               555,614          542,138

*1   43,454 Shares of Fidelity
      Puritan Fund                                   Mutual Fund               778,395          842,156

*1   249,688 Shares of Fidelity Spartan
      Money Market Fund                              Mutual Fund               249,688          249,688

     30,154 Shares of The Berwyn
      Income Fund, Inc.                              Mutual Fund               377,014          377,228

     18,396 Shares of Warburg
      Pincus International Fund - A                  Mutual Fund               370,596          312,923

     25,725 Shares of Kemper
      International Fund - A                         Mutual Fund               306,909          314,611

     16,568 Shares of Kemper Income
      and Capital Preservation Fund - A              Mutual Fund               140,065          141,993

     21,024 Shares of Kemper U.S.
      Government Securities Fund - A                 Mutual Fund               184,091          184,383

*1   20,086 Shares of CCC Information
     Services Group Inc. Stock                       Common Stock              309,439          396,699


*1   Plan Participants                               Participant Loans*2             -          170,089
                                                                           -----------      -----------
     Total                                                                 $11,540,533      $12,429,500
                                                                           -----------      -----------
                                                                           -----------      -----------

*1 - Denotes party-in-interest
*2 - Interest rates range from 7.75% to 10.30%

                                                                    SCHEDULE II
                          CCC INFORMATION SERVICES INC.
       (A wholly owned subsidiary of CCC Information Services Group Inc.)

                   401(k) RETIREMENT SAVINGS & INVESTMENT PLAN
               ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS*1

                                DECEMBER 31, 1997

Identity of Party Involved   Description of Asset    Purchase   Selling    Lease     Expense       Cost of     Current    Net Gain
--------------------------   ---------------------     Price     Price     Rental    Incurred       Asset      Value of    (Loss)
                                                    ----------  --------   ------      with       ----------   Asset on   --------
                                                                                    Transaction              Transaction
                                                                                    -----------                  Date
                                                                                                             -----------
The Kaufman Fund, Inc.     Purchased 216,672        $1,297,461  $      -    $  -      $    -      $1,297,461  $1,297,461   $     -
                             shares of The Kaufman
                             Fund, Inc.
The Kaufman Fund, Inc.     Sold 89,144 shares of             -    538,913      -           -         520,604     538,913    18,309
                             The Kaufman Fund,
                             Inc.
Kemper Growth              Purchased 42,565 shares     567,507          -      -           -         567,507     567,507         -
                             of Kemper Growth
                             Fund - A
Kemper Growth              Sold 41,125 shares of             -    542,980      -           -         536,682     542,980     6,298
                             Kemper Growth
                             Fund - A
Fidelity Blue Chip         Purchased 38,753 shares   1,421,286          -      -           -       1,421,286   1,421,286         -
                             of Fidelity Blue Chip
                             Growth Fund
Fidelity Blue Chip         Sold 13,022 shares of             -    482,178      -           -         425,750     482,178    56,428
                             Fidelity Blue Chip
                             Growth Fund
Warburg Pincus Growth      Purchased 37,531 shares     616,325          -      -           -         616,325     616,325         -
& Income Fund                of Warburg Pincus
                             Growth & Income
                             Fund


*1 Transaction or series of transactions which total five percent of the current value of plan assets at the beginning of the plan year are included as reportable transactions.

                       CCC INFORMATION SERVICES GROUP INC.
                                AND SUBSIDIARIES


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 20, 1998                CCC Information Services Group Inc.

                                       By:  /s/Mary Kay Duncan
                                            ----------------------------------
                                       Name:   Mary Kay Duncan
                                       Title:  Vice President Human Resources
                                                 and Plan Trustee